Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-6(b) of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 333-123309

The following updates were posted to The Gillette Company’s internal web site:

Plain Talk with Dick Antoine
Succeeding in a Build From Within Company

Why does P&G believe in the “promote from within” philosophy?

Promoting people from within the Company has been part of P&G’s culture for generations. It’s an explicit choice that we will staff positions with P&G people, or with people who join P&G through acquisition, rather than hiring people from outside the Company. Occasionally, we make exceptions when we need technical experts in areas such as R&D or Tax where specialized knowledge is not available in our employee base – but the vast majority of time, we fill positions at every level with P&G people.

There are three important benefits of this choice: (1) it enables us to create a global culture with a shared purpose, common values, and clear principles that guide choices and actions; (2) it provides strong leadership at all levels, and ensures a pipeline of future leaders; and (3) it builds the trust that enables collaboration as people work together and come to know one another throughout their careers.

More recently, we’ve evolved from “promote from within” to “build from within” as a way to signal the importance we place on individual development. Investing in the experience and growth of every employee is absolutely essential to P&G’s long-term success. If we fail to make that investment at any point, we run the real risk that we won’t have the talent and leadership we need in years ahead. As a result, we place tremendous importance on recruiting great talent, providing top-notch training, and investing in career planning and mentoring. In other words, “build from within” is a choice that’s good for P&G and P&G employees alike.

What are the risks of building from within?

We could become too internally focused. We could start believing we have all the answers. We could miss or ignore new business approaches, new technologies, emerging consumer trends.

We know this, and we take decisive steps to ensure we avoid these risks. We place great emphasis on ensuring employees are “in touch”– with customers, consumers, and the outside world in general. “In touch” is one of the Company’s Success Drivers – the behaviors that we know lead to long-term success.

Acquisitions can really help us here. Employees who join P&G through acquisitions bring new thinking, knowledge, and capability. When we enter new categories and acquire new businesses, we learn from people who know these businesses and whose approaches to doing business can help make us even better.

Is it possible for me to be successful and happy coming into a company where many others were hired at entry level?

Absolutely. It’s essential that we make your transition as positive and productive as possible. Our ability to maintain the health of P&G’s and Gillette’s businesses depends on it.

Thousands of employees who are succeeding and contributing at P&G today joined us originally through acquisitions. As a result, we’ve learned a lot about what we can do to help you get a “fast start.”

A multifunctional team from both companies is working to create an onboarding program that will enable the short and long term success of every employee who joins us. Together, we’ll customize an onboarding plan to meet your individual needs, but some of the elements will include:

  Learning plans for the first week, first 90 days, and first six months
  A mentor and/or peer resource
  Interactions with P&G leaders and other previously acquired employees
  Tips for Success (see link to Embark…seven tips)

We are very excited about what Gillette will bring to P&G, and I’m confident you’ll sense that excitement as we work together to make your transition successful.

Most important, you don’t have to take my word for it. We’ve asked a number of employees who came to P&G through acquisitions to share their experiences with you. We’ll post their stories over the coming weeks. (The first is available now. Click here to meet Francine Gingras, who came to P&G as part of Clairol.)

If I join P&G, will I have real opportunities for promotion and career growth?

I want to state something clearly here - - once you’re in, you’re in. There is no differentiation in our systems regarding whether you joined at entry level or via acquisition. You will have the same opportunities as every other employee for training and development. You will have access to our Open Job Posting system. And you will benefit from the great coaching and mentoring that are hallmarks of P&G’s build-from-within culture. In addition, because P&G is such a big company, we have a remarkably diverse range of work and geographic opportunities.

If you look at our global leadership today, you’ll find a number of people who came to P&G through acquisitions and now lead significant parts of the business. For example:

-	Ravi Chaturvedi came to P&G as part of the Richardson-Vicks acquisition and is now President of our Northeast Asia MDO (Market Development Organization)
-	Shantanu Khosla, Vice President, India MDO and Personal Health Care for AAI (ASEAN, Australasia & India), also came from Richardson Vicks
-	Carsten Fischer, President Professional Care, came to P&G from Wella
-	Diane Hirakawa, Vice President R&D Pet Health and Nutrition, came from the Iams Company.

As we’ve geared up our Human Resources integration work, I’ve had the opportunity to be in touch with a lot of Gillette employees. I’ve been very impressed with the caliber and talent of Gillette people. I’m struck by the similarities between the people from the two companies: Gillette and P&G people alike are bright, committed, talented, and driven by shared purpose and values. With every passing week, I become ever more confident that together we’ll build the best consumer products company in the world.

Dick Antoine, P&G Global Human Resources Officer

* * *

Name:	Francine Gingras
Years with Company:	22
Joined P&G via:	Clairol
Current position:	Associate Director, Global Retail
(Clairol/Wella) Hair Color External
Relations

What concerned you most about P&G when you learned you were being acquired? I was worried that P&G would be too big, filled with process, different from my previous culture and work environment.

What about P&G surprised you most after the acquisition? P&G is filled with incredibly intelligent people and they are as a whole incredibly welcoming--really “nice people”. Their Purpose, Values and Principles (PVP’s) are the real deal. They don’t just talk them……… they live them!

What P&G career advice would you offer someone who is joining P&G via acquisition? The company is committed to its employees and will work to help you develop and grow. There is such an incredible global network and opportunities exist everywhere.

What suggestion(s) do you have for Gillette employees that would facilitate their transition to P&G?

➢	Keep an open mind, don’t rush to conclusions. Acquisitions can cause some anxiety and the company will be fair and transparent about what they are thinking.
➢	Don’t be afraid to approach P&Gers. They are generous with their time and do care about their people.
➢	Undertaking an acquisition is a lot of work. They will move as quickly as humanly possible to put things in place and communicate with you. You will need to be patient as the timing may differ depending on your function and location.
➢	The acronyms are real but you can learn this new language. It just doesn’t happen over night.
➢	The best thing you can do is to stay focused on your work. The world is watching us and we need to continue to build our business. We also need to prevent our competition from picking up any momentum. We all have a stake in this.
➢	Opportunity for professional growth is absolutely everywhere! There is a very diverse team of global employees in all the regions.

How can P&G employees help Gillette employees’ transition to the Company?

➢	Acquisitions and integrations cause different levels of anxiety for different people – it’s real and be sensitive to this fact.

➢	Take time to introduce yourself -- personal and professional -- it is very welcoming.
➢	Be your curious self, however, seek to understand past decisions vs. debating the decision or approach that was taken. You may think now that you would not have made that same decision or taken that approach, but it really is irrelevant! Moving forward, while capturing key learnings, is the mutual goal.
➢	P&G acronyms are world famous. When using them, explain them. Not everyone will ask for clarification and it does take time to put it together, even feel comfortable using them.
➢	Understand that Gillette has similar, yet different processes (i.e. SIMPL, Marketing Framework). Be patient, the learning curve will be different for everyone. They will not be fully on-boarded on the day of close and will need patience and direction.
➢	Do not assume that similar titles have similar roles. Ask for clarification.
➢	It takes time to feel like a real P&G’er. Do not take offense when Gillette employees say we and P&G/you. It’s a phase until comfort levels and habits develop into me/P&G.

* * *

Opening Doors: Joining P&G With Experience

Embark
Seven Tips to Success as an Employee of an Acquired Company

Embark
Seven Tips to Success
as an Employee of an
Acquired Company

While Procter & Gamble historically has been a “build from within” company, it increasingly has grown through acquisitions—such as Iams, Wella, Clairol, Tambrands, and Richardson/Vicks. Thousands of employees from these organizations have joined P&G and had successful careers—and P&G has benefited greatly from their unique skills and experiences.

The following represents the collective thoughts from several hundred of these employees—specifically what “words of wisdom” they have (based on their experiences) about being successful at P&G. They fall into seven main categories:

Have Confidence
Be Open To and Embrace Change
Get Clear on Your Priorities
Learn the Ropes
Build Your Network
Manage Your Career
Deliver Great Results

Have Confidence
  Believe in yourself—your attitude, skills, abilities, and experiences. They are very valuable.
  Adopt a positive attitude and mindset. Do not be a victim and complain about the situation, other people, etc. Make a choice to quickly become a valued member of the P&G team—and you will.
  Persevere. You may have to repeat yourself several times to be seen/heard—but you will be.
  Do not get discouraged. Do not let assertive or   arrogant people get you down.
  Do not be intimidated by P&G’s size. It is a source of competitive advantage as well as career opportunities and resources for you.
  Always be yourself.

Be Open To and Embrace Change

  Seek support for yourself and share your ideas/feelings with trusted friends who can help you maintain your perspective.
  Expect a lot of change (even unexpected surprises) and be receptive to it.
  Be patient and deal with uncertainty, since the answers to questions may not yet be known.
  Get clear on your personal vision (what success would look like to you).
  View this as an opportunity to move forward—to learn and grow (do not look back).
  Take personal ownership to manage the transition. Be proactive; jump in with both feet.
  Get training on transitions. Read the books “Who Moved My Cheese?” by Spencer Johnson and “Personal Transitions” by William Bridges.
  Be willing to take risks.
  Be smart on when and how you challenge others, even if you think your way is better. Pick your battles.
  Be open minded to new processes, procedures, etc. Do not get hung up on the “old way” of doing things.
  Seek information from trusted sources, such as your immediate manager. Avoid the rumor mill, which is filled with inaccurate data (often negative and exaggerated).

Opening Doors: Joining P&G With Experience

Get Clear on Your Priorities

  Establish a very specific work plan with your boss early on.
  Identify what training/help you need now to deliver these priorities; push off the other stuff to later. Weed out what isn’t critical. Stay focused.
  Look for ways to leverage your strengths, and do what you like to do. Inventory your skills and experiences then build a job you love doing.

Learn the Ropes

  Immerse yourself into all aspects of P&G. Understand the big picture and where you fit in.
  Listen and seek to understand.
  Ask lots of questions and be willing to ask for help. In P&G’s culture this is accepted and expected.
  Understand what has made P&G successful, and how you can leverage this in your work.
  Read “Rising Tide” (Davis Dyer et al).
  Be self-directed. Take charge of your joinup.
  Learn and understand how work gets done at P&G and how you can leverage these processes/methods to influence change and deliver results.
  Really learn the art of influence at P&G and the norms of conduct (i.e., meetings, dress, etc.).
  Seek a “peer buddy”—someone who can help you get your work done.

Build Your Network

  Get connected into the “mainstream P&G” as soon as possible.
  Reach out to others—starting with a few contacts. Grow from there. Remember that people are busy, so use their time effectively.
  Seek out others with similar roles, who have come from other companies, or who have mastery in an area you need to learn.
  As time allows, get involved in projects beyond your immediate “day job” (i.e., acquisition transition teams, functional COEs, etc.). Seek out new opportunities to impact and be seen.
  Seek opportunities to visit other locations. Use it as an opportunity to meet others and make a connection.
  Share your work with others to help build your reputation, get feedback, and help others.
  As time goes on, get to know “who’s who” and how they can possibly help advance your work or your career.

Manage Your Career

  Forge a strong relationship with your manager. Get to understand their needs and how to best leverage each other’s communication styles.
  Understand what it takes to stand out.
  Become knowledgeable of the career options that are open to you at P&G.
  Push for “real” feedback (the straight scoop). Be sure you understand how you really are viewed and where you stand.
  Be honest about and express your interests and expectations.
  Seek a mentor—someone who understands P&G and can be a trusted counselor.
  Seek a sponsor—someone at a more senior level who can advocate for you.

Deliver Great Results

  Be known to meet/exceed your commitments.
  Always seek out where there are gaps and how you might be able to fill them.
  Invest in others. Be a team player.
  Be willing to do what it takes to get the job done. Go the “extra mile.”

Additional Information

For any questions, comments, or additional information please contact Keith Lawrence (lawrence.ke@pg.com) or Kevin Dalton (dalton.kd@pg.com) in Global Beauty Human Resources.

FORWARD-LOOKING STATEMENTS

          This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

          This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. On May 27, 2005, Gillette filed with the SEC a definitive proxy statement on Schedule 14A, including the definitive joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation

     Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 30, 2005, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants are included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.